Exhibit 99.1

CANETIC RESOURCES TRUST

NOTICE OF SPECIAL MEETING OF CANETIC UNITHOLDERS
to be held Wednesday, January 9, 2008

NOTICE IS HEREBY GIVEN that, pursuant to an order (the "Interim Order") of the Court of Queen's Bench of Alberta dated November 30, 2007, a special meeting (the "Meeting") of the holders ("Canetic Unitholders") of trust units ("Canetic Units") of Canetic Resources Trust ("Canetic") will be held in the Ballroom of the Metropolitan Conference Centre, 333 - 4th Avenue S.W., Calgary, Alberta on Wednesday, January 9, 2008 at 9:00 a.m. (Calgary time), for the following purposes:

(a)
to consider pursuant to the Interim Order and, if thought advisable, to pass, with or without variation, a special resolution (the "Arrangement Resolution"), the full text of which is set forth in Appendix A to the accompanying information circular and proxy statement of Canetic dated November 30, 2007 (the "Information Circular"), to approve a plan of arrangement under section 193 of the Business Corporations Act (Alberta) (the "Arrangement"), all as more particularly described in the Information Circular; and

(b)	to transact such further and other business as may properly be brought before the Meeting or any adjournment thereof.

Specific details of the matters to be put before the Meeting are set forth in the Information Circular.

Each Canetic Unit entitled to be voted at the Meeting will entitle the holder to one vote at the Meeting.  The record date (the "Record Date") for determination of Canetic Unitholders entitled to receive notice of and to vote at the Meeting is November 30, 2007.  Only Canetic Unitholders whose names have been entered in the register of Canetic Units on the close of business on the Record Date will be entitled to receive notice of and to vote at the Meeting, even if such Canetic Unitholders have disposed of their Canetic Units following the Record Date.  Holders of Canetic Units who acquire Canetic Units after the Record Date will not be entitled to vote such Canetic Units at the Meeting.

A Canetic Unitholder may attend the Meeting in person or may be represented by proxy.  Canetic Unitholders are requested to date, sign and return the accompanying form of proxy for use at the Meeting or any adjournment thereof.  To be effective, the proxy must be received by Computershare Trust Company of Canada at Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1, not later than 4:30 p.m. (Calgary time) on Friday, January 4, 2008 or the third Business Day prior to the date of any adjournment of the Meeting.  Canetic Unitholders may also use a touch-tone telephone to transmit voting instructions on or before the date and time noted above, although Canetic Unitholders cannot use the telephone voting service to designate another person to attend and vote on their behalf at the Meeting.  In addition, Canetic Unitholders may use the internet to transmit voting instructions on or before the date and time noted above, and may also use the internet to appoint a proxyholder to attend and vote on the Canetic Unitholder's behalf at the Meeting.  For information regarding voting by telephone and voting by internet or appointing a proxy by internet, see the form of proxy for Canetic Unitholders and/or the Information Circular enclosed herewith.

The proxyholder has discretion under the accompanying form of proxy to consider a number of matters relating to the Arrangement that may not yet be determined.  Holders of Canetic Units who are planning on returning the form of proxy are encouraged to review the Information Circular carefully before submitting the proxy form.

Dated at the City of Calgary, in the Province of Alberta, this 30th day of November, 2007.

BY ORDER OF THE BOARD OF DIRECTORS OF CANETIC RESOURCES INC.

(signed) "J. Paul Charron"
J. Paul Charron, President and Chief Executive Officer
Canetic Resources Inc., on behalf of Canetic Resources Trust